NEWS RELEASE

EMX Royalty Purchase of Portfolio of Chilean Royalties from Revelo Resources

Vancouver, British Columbia, March 20, 2020 (NYSE American: EMX; TSX Venture: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce it has entered into an agreement to purchase net smelter returns (“NSR”) royalty interests covering 18 properties in Chile (the "Royalty Portfolio") from Revelo Resources Corp. ("Revelo") for US$1,162,000. The agreement includes a provision for Revelo to repay a loan due to EMX totalling approximately US$369,907.

The 18 properties in EMX's Royalty Portfolio consist of porphyry copper, IOCG (iron oxide copper-gold)/manto, and epithermal gold-silver projects (see Figure 1). The properties occur in northern Chile's highly productive Coastal (i.e., Amancaya and Manto Verde), Paleocene (i.e., El Penon and Spence) and Domeyko (i.e., Escondida, Chuquicamata, and El Albra) metallogenic belts. The prospective geology and diversity of metals covered by the Royalty Portfolio provide EMX with significant discovery and commodity optionality. Nine properties are controlled by third parties and nine properties are controlled by Revelo, as listed in the table below (NSR royalty interest applies to all metals, except as noted):

Project Name	Hectares (Approx.)	Principal Commodities	NSR Royalty Interest	Project Owner
San Guillermo	12,000	Au-Ag	0.5%	Austral Gold Ltd
Reprado	2,700	Au-Ag	1.0%	Austral Gold Ltd
Limbo	5,600	Au-Ag	1.0%	Austral Gold Ltd
Magallanes	1,000	Au-Ag	1.0%	Austral Gold Ltd
Victoria Norte	38,400	Au-Ag / Cu-Mo	2.0%	Hochschild Mining PLC
Kolla Kananchiari	3,900	Au-Cu-Ag	1.0%/0.5% *	Masglas America Corp
San Valentino	1,100	Cu-Au-Mo	1.0%	Atacama Copper Exploration
T4	1,900	Cu-Au	1.5%	Atacama Copper Exploration
Las Animas	3,900	Cu-Au	1.5%	Atacama Copper Exploration
Victoria Sur	6,600	Au-Ag-Cu	1.0%	Revelo Resources
Arrieros	14,000	Cu-Mo-Au	1.0%	Revelo Resources
Redondo-Veronica	5,000	Cu-Mo	1.0%	Revelo Resources
Block 2	3,300	Cu-Mo	1.0%	Revelo Resources
Block 3	10,000	Cu-Mo	1.0%	Revelo Resources
Block 4	4,200	Cu-Mo	1.0%	Revelo Resources
Cerro Blanco	6,500	Cu-Mo-Au	1.0%	Revelo Resources
Cerro Buenos Aires	7,700	Cu-Mo-Au-Ag	1.0%	Revelo Resources
Morros Blancos	7,900	Cu-Au-Mo	1.0%	Revelo Resources

* 1% NSR precious metals, 0.5% NSR base metals

The purchase of the Royalty Portfolio from Revelo is an example of EMX's successful execution of its royalty acquisition business strategy, which complements the Company's royalty generation and strategic investment initiatives. The Company has a diversified portfolio of precious, base, palladium-platinum, and battery metals royalty interests and mineral property assets on five continents. Please see www.EMXroyalty.com for more information.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX.

About Revelo. Revelo is a Canadian company listed on the TSX Venture Exchange (TSX-V: RVL). Revelo has interests in an outstanding portfolio of projects prospective for gold and copper located along proven mineral belts in one of the world's top mining jurisdictions - Chile. The Company has a vision to reward shareholders with wealth-generating mineral discoveries along Chile's prime mineral belts, through leveraged and more efficient capital deployment, exploration, discovery and monetization.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Figure 1. EMX Royalty Portfolio in northern Chile.

The nearby deposits provide geologic context for EMX's royalty properties, but this is not necessarily indicative that the Project hosts similar tonnages or grades of mineralization.

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